  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Level Brands
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52730Q100
(CUSIP Number)

Mr. Erik Sterling, Trustee Mr. Jason Winters, Trustee 39 Princeton Drive Rancho Mirage, CA 92270 (310) 557-2700
(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 5270Q100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Sterling Winters Living Trust u/t/d December 10, 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,032,667 shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,032,667 shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,667 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 5270Q100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Erik Sterling, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	0 shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,032,667 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0 shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,032,667 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,667 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 5270Q100	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Jason Winters, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	0 shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,032,667 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0 shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,032,667 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,667 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 5270Q100	SCHEDULE 13D	Page 5 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Level Brands, Inc., a North Carolina corporation (the “Issuer”). The Issuer's principal executive offices are located at 4521 Sharon Road, Suite 407, Charlotte, NC 28211.

Item 2. Identity and Background.

The reporting persons ("Reporting Persons") are the Sterling Winters Living Trust u/t/d/ December 10, 1993 (the "Trust"), Erik Sterling, Trustee ("Sterling") and Jason Winters, Trustee ("Winters"). Sterling and Winters are the trustees of the Trust. The business address for the Reporting Persons is 39 Princeton Drive, Rancho Mirage, CA 92270. Mr. Sterling is the founder of Sterling/Winters Company, a brand building, marketing and management firm established 1978 and now a wholly-owned subsidiary of kathy ireland® Worldwide. Mr. Sterling also serves as Vice Chairman and Chief Financial Officer of kathy ireland® Worldwide and is a member of the Board of Directors of the Issuer. Mr. Winters is Vision Strategist of kathy ireland® Worldwide. Both Mr. Sterling and Mr. Winters are U.S. citizens . Mr. Sterling, in his position as a member of the Issuer's Board of Directors, has also filed a Form 3 with the SEC on November 16, 2017 disclosing the beneifical ownership of the securities covered by this Schedule 13D.

During the past five years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust received 166,667 shares of the Issuer's common stock in March 2016 by exercising warrants sold to kathy ireland® Worldwide by the Issuer in April 2015, a portion of which was subsequently transferred to the Trust by kathy ireland® Worldwide.

The Trust is the manager and a member of each of IM1 Holdings, LLC, a California limited liability company ("IM1 Holdings"), and EE1 Holdings, LLC, a California limited liability company ("EE1 Holdings"). In January 2017 the Issuer acquired all of the Class A (voting) membership interests of I | M 1, LLC, a California limited liability company ("I'M1") from IM1 Holdings in exchange for 583,000 shares of the Issuer's Common Stock valued at $495,550. IM1 Holdings continues to hold all of the Class B (non-voting) membership interests of I'M1. In January 2017 the Issuer also acquired all of the Class A (voting) membership interests of Encore Endeavor 1 LLC, a California limited liability company ("EE1") from EE1 Holdings in exchange for 283,000 shares of the Issuer's Common Stock valued at $240,550. EE1 Holdings continues to hold all of the Class B (non-voting) membership interests of EE1.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by each of the Trust, IM1 Holdings and EE1 Holdings were acquired for investment purposes only and are being held as a long-term investments.

The Reporting Persons do not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No. 5270Q100	SCHEDULE 13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

The number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person includes:

(i)
166,667 shares of Common Stock held of record by the Trust;

(ii)
583,000 shares of Common Stock held of record by IM1 Holdings; and

(iii)
283,000 shares of Common Stock held of record by EE1 Holdings.

The Trust, in its position as manager of each of IM1 Holdings and EE1 Holdings, has the right to direct the vote and disposition of securities owned by each of those entities. Each of Sterling and Winters, as Trustees of the Trust, have the shared right to direct the vote and disposition of securities owned by each of the Trust, IM1 Holdings and EE1 Holdings. Each of the Reporting Persons disclaims beneifical ownership of the securities held by the Trust, IM1 Holdings and EE1 Holdings except to the extent of its or his pecuniary interest therein.

The number of shares of common stock beneficially owned by the Reporting Person excludes 40,000 shares of common stock underlying a restricted stock grant which vests on January 1, 2018 made by the Issuer to Sterling as partial compensation for his services as a director of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 24
Power of attorney

CUSIP No. 5270Q100	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Sterling Winters Living Trust u/t/d December 10, 1993

Dated: November 16, 2017	By:	/s/ Mark S. Elliott
Mark S. Elliott
Mark S. Elliott, Attorney-in-Fact

By:	/s/ Mark S. Elliott
Erik Sterling, Trustee
by Mark S. Elliott, Attorney-in-Fact

By:	/s/ Mark S. Elliott
Jason Winters, Trustee
by Mark S. Elliott, Attorney-in-Fact